Exhibit 99.1

Navios Maritime Partners L.P.

Completes Acquisition of

Navios Maritime Containers L.P.

MONACO, April 1, 2021 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced that it completed the acquisition of Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI). As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

Angeliki Frangou, Chairman and Chief Executive Officer, stated “We are pleased to close this transformative transaction which provides Navios Partners with significant benefits of diversification. The transaction builds scale through a larger, diversified asset base with an increased earnings capacity. The enlarged entity will benefit from a simplified capital and organizational structure thereby eliminating duplicative costs. The entity will have an enhanced credit profile through increased cash flow supporting deleveraging as well as growth. Moreover, the large asset base will provide the entity a significant buffer of collateral value. We believe that the combined entity will be an attractive investment opportunity for investors.”

Merger Transaction Highlights

Under the terms of the transaction, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of approximately 8,232,789 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit.

Based on the March 31, 2021 closing price of Navios Partners, this exchange ratio would provide the holders of the publicly held common units with consideration of $9.19 per common unit of Navios Containers, representing a premium of 325.4% to Navios Containers’ closing price on November 13, 2020, the last trading day before Navios Partners announced its proposal to acquire all publicly held common units of Navios Containers, and a premium of 124.1% to Navios Containers’ closing price as of December 31, 2020, the last trading day before announcement of the merger agreement executed in connection with the acquisition.

Navios Partners expects the transaction to:

•	Simplify the capital and organizational structure

•	Create significant savings in public company costs

•	Reduce cost of capital, by increasing trading liquidity, float and access to the capital markets

•	Build scale through a larger, diversified asset base capable of generating increased earnings capacity

•	Enhance credit profile by increasing cash retention to support growth and deleveraging

•	Increase collateral value to assist in refinancing debt maturities

•	Provide all public unitholders of Navios Containers with the opportunity to continue to participate in the combined company

Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to Navios Partners.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), concerning future events and expectations, including with respect to the timing of closing of the proposed Merger and the expected impact of the Merger on Navios Partners’ capital and organizational structure, the trading liquidity and float of Navios Partners’ common units and Navios Partners’ access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to the expected benefits of the transaction and expectations regarding the combined entity. These statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Containerships in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com